September 14, 2010

By U.S. Mail and Facsimile to: (403)735-3240

Kim Law
Principal Financial and Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 578

> Re: E-Debit Global Corporation
> Form 10-K for the year ended December 31, 2009
> Forms 10-Q for the periods ended March 30, 2010 and Jume 30, 2010
> File No. 0-32501

Dear Mr. Law:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

1. Please confirm to us, if true, that the only reason the 2008 financial statements are marked as restated is because you reclassified the TRAC operations, which were disposed of in 2009, as discontinued operations. In future filings, as applicable, a change in presentation of this type should be considered a reclassification and not a restatement and the footnotes to the financial statements should contain a discussion of the reclassification.

2. Please revise the statements of stockholders equity to clearly identify the number of shares issued and separately quantify the amounts ascribed to them that were issued for cash proceeds and that where issued for settlement of debts. Where you refer to investors in connection with these issuances, specifically identify if they are related

parties and include appropriate disclosure in the related party footnote of the debts repaid through the issuance of stock.

Note 1 - Organization and Principles of Consolidation, page F-7

3. Please revise future filings to provide a quantified discussion of the number of ATM's and POS's sold in each period presented and of the associated gross profit.

Note 2 – Summary of Significant Accounting Policies, page F-7

Accounts Receivables

4. Please revise future filings to provide a roll-forward of the accounts receivable and of the allowance. Disclose the specific nature of the accounts receivable to clarify if they are for services provided or equipment sold.

5. Please revise future filings to disclose where you record bad debt expense in your statement of operations.

6. Please revise future filings to disclose why accounts receivable are not considered past due until they are more than 180 days (six months) past due. Clearly disclose the triggers used to identify when an account is deemed uncollectible and written off.

Inventory

7. Please revise future filings to provide details of the components of your inventory by type (ATM/POS) and number of units held, the amount at which each component is recorded and the specific method used to determine the amount at which they are recorded (i.e., cost or net realizable value).

Revenue Recognition

8. Please revise future filings to clarify your statement here that you rent ATM's on a month to month basis with your statement in Note 1 that you sell ATM's.

9. Please revise future filings to provide disaggregated information of revenues you earned through sales, leasing and servicing of cash vending machines. Similarly, please revise your cost of revenues section as well.

10. Please revise future filings to disclose where in the balance sheet you have recorded the assets that you lease to others.

Note 4 – Deferred Costs/Intangible Assets, page F-10

11. Please revise future filings to discuss the specific nature of the cost you have deferred and recorded as an intangible asset and what, specifically, they are related to. Disclose the authoritative basis you have relied on in capitalizing these costs and identify the useful life assigned to them.

12. Please revise future filings to provide an expanded discussion of what you mean by the phrase "sourced an outside leader", specifically describing what services ACI Worldwide has provided you.

Note 5 – Notes Receivable, page F-11

13. Please revise future filings to discuss why you are required to provide vault cash for ATM's and whether the specific ATM's referenced here are owned and operated by you or leased to others. Clarify why this transaction is structured as a note and not as restricted cash. Quantify the surcharge fees earned for the use of the cash and the rate charged.

Note 6 – Loans Payable, page F-11

14. Please revise future filings to provide an expanded discussion of your requirements to provide vault cash to ATM's and whether you own and operate the ATM's referenced here or lease them to others.

Note 7 – Common and Preferred Stock, page F-11

15. Please revise your related parties footnote to clarify which series of related party debt was repaid through the issuance of stock.

Note 11 – Related Parties, F-14

16. Please revise future filings to include a table that reconciles the amount due to related parties to the amounts disclosed in the balance sheet.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or me at (202)551-3494 if you have any questions about our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief